Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

						Nine Months
						Ended
	1999	2000	2001	2002	2003	Sept. 30, 2004
	(in thousands)
Earnings
Income From Continuing Operations *	72,856	65,951	92,533	105,882	108,906	80,122
Fixed Charges	34,305	55,621	72,217	77,726	99,212	64,736
Distributed Income of Equity Investment	—	—	40,800	30,938	27,733	38,628
Capitalized Interest	(2,133)	(4,559)	(4,000)	(4,345)	(5,290)	(3,812)
Total Earnings	105,028	117,013	201,550	210,201	230,561	179,674

Fixed Charges
Interest Expense	31,563	48,982	66,057	70,537	89,540	57,002
Capitalized Interest	2,133	4,559	4,000	4,345	5,290	3,812
Rental Interest Factor	609	2,080	2,160	2,844	4,382	3,922
Total Fixed Charges	34,305	55,621	72,217	77,726	99,212	64,736

Ratio: Earnings / Fixed Charges	3.06	2.10	2.79	2.70	2.32	2.78

*  Excludes minority interest, extraordinary loss, gain on sale of assets and undistributed equity earnings.